15027855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 - 200 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3L6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Dunlap, Chief Financial Officer — 604-697-7108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/1
12/2

OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (USA) Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ZAHRA H. RAMJI
SUITE 1810
1111 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4M3
Barrister & Solicitor

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
NOV 30 2015
WASH. D.C.
201
SECTION

CAPITAL MARKETS

HAYWOOD

SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

(IN U.S. DOLLARS)

September 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Haywood Securities (USA) Inc.

We have audited the accompanying statement of financial condition of **Haywood Securities (USA) Inc.** [the "Company"] as of September 30, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Haywood Securities (USA) Inc.** as of September 30, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada
November 26, 2015

Chartered Professional Accountants

STATEMENT OF FINANCIAL CONDITION

As of September 30
(expressed in U.S. dollars)

	2015
	$
ASSETS	
Cash	996,761
Cash segregated under federal and other regulations *[note 6]*	320,518
Accounts receivable	18,400
Prepaid expenses	16,023
Due from customers	3
Due from brokers/dealers *[note 10]*	82,455
Deposits and amounts receivable from clearing broker *[note 7]*	54,721
Subordinated loan receivable from Haywood Securities Inc. *[note 8]*	2,262,633
Total assets	3,751,514
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	48,861
Income tax payable	32,530
Due to customers	200,467
Due to Haywood Securities Inc., without interest or stated terms of repayment *[note 10]*	24,107
Deferred tax liabilities *[note 11]*	34,587
Total liabilities	340,552
Contingencies and commitments *[note 12]*	
Stockholder's equity	
Common stock *[note 9]*	100
Retained earnings	3,410,862
Total stockholder's equity	3,410,962
Total liabilities and stockholder's equity	3,751,514

See accompanying notes

On behalf of the Executive Committee:

Director

NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2015
[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority. The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc. ["HSI"], a Canadian company regulated by the Investment Industry Regulatory Organization of Canada ["IIROC"].

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for retail clients through Southwest Securities, Inc. and self clears all institutional business directly.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a trade-date basis. It also includes new issue and private placements revenue consisting of finders' fees and commissions earned on initial and secondary public offerings and private placements of securities. Revenue from finders' fees and commissions earned on initial and secondary public offerings and private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Investment banking revenue consists of underwriting fees, management and advisory fees, and commissions earned on corporate finance activities. Revenue from underwritings, mergers and acquisitions, and other corporate finance activities is recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable. Management and advisory fees are recognized on an accrual basis.

Research fee income consists of fee income earned by the Company for services performed in connection with research activities for institutional clients. Fee income is recognized using the proportional performance method, and is recognized proportionately over the life of the contract.

Interest revenue consists of amounts earned on cash deposited in bank accounts and on client balances held at Southwest Securities, Inc. Interest is recognized on an accrual basis.

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the financial statement date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency transactions are included in the determination of net loss for the year.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not (greater than 50% probability) of being

realized. The deferred tax liabilities and assets are measured using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statements is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement. The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses.

Fair value measurements

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

[Expressed in U.S. dollars]

As at September 30, 2015, the valuation of the Company's financial assets and liabilities recorded at fair value meet the definition of Level 1 inputs.

3. CHANGE IN ACCOUNTING POLICIES

The Company adopted certain standards and amendments, discussed below, effective as at October 1, 2014.

ASU No. 2013-11, Income Taxes

The Company adopted Accounting Standards Update 2013-11 ("ASU 2013-11), *Income Taxes*. The purpose of this amendment is to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The adoption of this guidance did not impact the Company's financial statements.

ASU No. 2013-12, Definition of a Public Business Entity

In December 2013, the FASB issued Accounting Standards Update 2013-12 (ASU 2013-12), *Definition of a Public Business Entity*. The primary purpose of this update is to amend the Master Glossary of the FASB Accounting Standards Codification to include the definition of public business entity for future use in U.S. GAAP. This update did not have an impact on the Company's financial position.

4. STANDARDS ISSUED BUT NOT YET EFFECTIVE

ASU No. 2014-09 & 2015-14, Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update 2014-09 (ASU 2014-09), *Revenue from Contracts with Customers (Topic 606)*. ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. It also provides guidance on accounting for certain contract costs, and requires new disclosures. The guidance is effective for fiscal years beginning on or after December 15, 2017. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016. The Company has not yet determined the impact of adopting this standard on its financial position and results of operations.

[Expressed in U.S. dollars]

ASU No. 2015-01, Income Statement – Extraordinary and Unusual Items

In January 2015, the FASB issued Accounting Standards Update 2015-01 (ASU 2015-01), *Income Statement – Extraordinary and Unusual Items (subtopic225-20).* ASU 2015-01 eliminates from GAAP the concept of extraordinary items requiring separate classification, presentation, and disclosure. The guidance is effective for fiscal years beginning on or after December 15, 2015 with early adoption permitted. This update is not expected to have an impact on the Company's financial statements.

ASU No. 2015-17, Income Taxes – Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17), *Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes.* ASU 2015-17 eliminates the requirement that deferred tax liabilities and assets be separated into current and noncurrent amounts on the statement of financial position. The guidance is effective for fiscal years beginning after December 15, 2016 with early adoption permitted. This update is not expected to have an impact on the Company's financial statements.

5. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, amounts due to/from customers, amounts due to/from brokers/dealers, deposits and amounts receivable from brokers/dealers, amounts due to/from HSI., and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

Foreign Exchange Risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in a loss. The Company's primary foreign exchange risk results from pending settlements in foreign currencies and cash balances denominated in foreign currencies. The Company minimizes its exposure to foreign exchange risk through daily monitoring.

The following table summarizes the effects on net loss as a result of a 5% change in the value of the Canadian dollar, which is the only foreign currency where the Company has significant exposure. The analysis assumes all other variables remain constant.

Currency	Effect of a 5% appreciation in foreign exchange rate $	Effect of a 5% depreciation in foreign exchange rate $
Canadian dollar	6,205	(6,205)

6. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash on deposit of $320,518 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

7. DEPOSITS AND AMOUNTS RECEIVABLE FROM CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Southwest Securities, Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $51,102 as at September 30, 2015 and is recorded in deposits and amounts receivable from clearing broker on the statement of financial condition.

8. SUBORDINATED LOAN RECEIVABLE

Subordinated loan receivable represents an unsecured loan to HSI that is subordinated to the claims of general creditors. The loan is covered by an agreement approved by HSI's regulatory authority, IIROC, and may not be repaid without IIROC's approval. The loan bears interest of 10% per annum and is without specific terms of repayment.

9. COMMON STOCK

	2015 $
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares	100

10. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

[a] At September 30, 2015, amounts due from brokers/dealers represent amounts due from HSI for failed settlements on trades executed in the normal course of business.

[b] Included in due to Haywood Securities Inc. are non-interest bearing amounts due on demand that are owed to the Company relating to commissions on trades cleared by HSI on behalf of the Company.

11. INCOME TAXES

The Company is taxed in a Canadian jurisdiction and as such is bound by Canadian tax laws. Tax liabilities are settled in Canadian dollars.

The tax effect of temporary differences that give rise to significant portions of the deferred tax liabilities are as follows:

	2015 $
Subordinated loans	32,592
Other	1,995
Deferred tax liabilities	34,587

The Company files income tax returns in the Canadian jurisdiction. The Company is no longer subject to Federal or Provincial examinations by tax authorities for years before 2011. The Company does not have any unrecognized tax benefits as at September 30, 2015.

12. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2015, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $190,490. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

13. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. At September 30, 2015, the Company had net capital of $1,098,173, an excess of $848,173 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.

14. SUBSEQUENT EVENT

On November 9, 2015, the Company loaned an additional $500,000 to HSI that is subordinated to the claims of general creditors. The loan is covered by an agreement approved by HSI's regulatory authority, IIROC, and may not be repaid without IIROC's approval. The loan bears interest of 10% per annum and is without specific terms of repayment.

15. COMPLIANCE REPORT

A material weakness has been noted in the September 30, 2015 compliance report [Pursuant to Rule 17a-5(d)(1)(i)(B)(1)]. A copy of the report of the independent public accountant is available for inspection at the Securities Exchange Commission offices in Washington, DC and San Francisco, CA.